Localvore, Inc.



ANNUAL REPORT

66 Peru St.

Burlington, VT 05401

(224) 420-1051

LocalvorePassport.com

This Annual Report is dated May 24, 2023.

BUSINESS

The Localvore app is a social app built around supporting communities, local food, and amazing experiences. It's a discovery and engagement platform that's free for local businesses to attract conscious consumers to help end hunger. We have a consumer subscription service that gets them access to exclusive Local Offers and helps power our hunger relief work.

Localvore is a company that's purpose is to strengthen local economies and end hunger. We are on a mission to create resilient communities and healthier food systems. Our customers and partners help us fight against food insecurity and drive value to restaurants and small businesses.

Our app is also used as the statewide digital voucher system for the Vermont Everyone Eats program. Our customer, Southeast Vermont Community Action or SEVCA, contracts with us to facilitate takeout meals from restaurants for people experiencing food insecurity.

The Company was granted and received the right to use the trademark U.S. or international, standard character mark typeset for the use of the word "Localvore" to Localvore, Inc, filed with

the USPTO on 2016-10-24.

Localvore, Inc. was formed on October 5, 2011, as an S-corp organized under the laws of Vermont. The company changed from an S-Corp to a C-Corp on September 4, 2014.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $1,000,002.60

Number of Securities Sold: 8,748,926

Use of proceeds: General working capital

Date: October 07, 2019

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $45,000.00

Use of proceeds: General working capital

Date: March 27, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Operational Review of 2022 vs. 2021

In 2022, our total assets increased to $1,167,871 from $762,124 in 2021, primarily due to an increase in cash equivalents from $262,960 to $644,361. We did not have any accounts receivable in either year. Our short-term debt increased to $696,132 in 2022 from $422,098 in 2021, while our long-term debt decreased slightly to $759,128 in 2022 from $760,961 in 2021.

Our revenue increased to $6,462,362 in 2022, a growth of $1,291,725 from 2021 revenue of $5,170,637. The cost of goods sold also increased to $6,461,658 in 2022 from $5,169,729 in 2021. Despite the increase in revenue, our gross margins remained relatively stable, with a gross profit of $704 in 2022, compared to $1,908 in 2021.

Our net income improved significantly to $100,135 in 2022, compared to a loss of $35,034 in 2021, driven by the increase in revenue and our ability to manage our costs effectively. We paid $300 in taxes in 2022, compared to $750 in 2021.

Overall, we continued to experience strong growth in 2022, with an increase in revenue and total assets. We were able to maintain our gross margins while improving our net income. Our financial position remains strong, despite the increase in short-term debt, and we are well-positioned to continue our growth trajectory in the coming years.

As per the available financial information, the revenue increase in 2022 was largely due to the continuation of the Vermont Everyone Eats program, which was extended for the entire year of 2021 and continued through the end of 2022. The revenue for the fiscal year 2022 was $6,462,362, which is an increase of $1,291,725 from the previous year's revenue of $5,170,637. The financial statements suggest that the increase in monthly contract revenue from Vermont Everyone Eats was the primary reason for this growth.

Transaction

We did not have any transactions since the beginning of our last fiscal year or any currently proposed transactions, in which the amount involved exceeds five percent (5%) of the aggregate amount of capital raised.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $644,361.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Flexible Capital Fund
Amount Owed: $736,245.84
Interest Rate: 0.0%
Maturity Date: October 31, 2022
It's a 4% monthly royalty fee from revenues until we pay back the original loan.

Creditor: EIDL

Amount Owed: $22,882.00
Interest Rate: 0.0%
Maturity Date: May 27, 2023

Creditor: Outstanding 2020 convertible note
Amount Owed: $53,152.74
Interest Rate: 6.0%
Maturity Date: June 30, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Daniel White

Daniel White's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder, CEO & Director

Dates of Service: October, 2011 - Present

Responsibilities: Salary: $70,000/year. Fundraising, Business Development, Product Development, Sales, & Marketing

Other business experience in the past three years:

Employer: Mile Square Labs

Title: Expert Advisor

Dates of Service: September, 2019 - Present

Responsibilities: I'm a resource for the network of expert advisors

Name: Michael Nedell

Michael Nedell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder, COO & Director

Dates of Service: October, 2011 - Present

Responsibilities: Salary: $70,000/year. Digital Marketing, Product Development, and Software Management

Other business experience in the past three years:

Employer: Team Vermont

Title: Team Captain

Dates of Service: January, 1998 - Present

Responsibilities: Sculpting snow into beautiful pieces of art.

Name: Gage Griffing

Gage Griffing's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CRO & Director

Dates of Service: January 2017 - Present

Responsibilities: Salary $70,000/Year. Business Development, Investor Relations, Fundraising, Sales, and Marketing

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Daniel White

Amount and nature of Beneficial ownership: 2,785,260

Percent of class: 11.08

RELATED PARTY TRANSACTIONS

Name of Entity: Gage Griffing

Relationship to Company: Officer

Nature/amount of interest in the transaction: Series A, Series A-1 investor. Series A shares = 439,408 Series A-1= 1,033,318

Material Terms: Preferred equity

OUR SECURITIES

The company has authorized Common Stock, 6% Subordinated Convertible Promissory Notes, Series A-1 Preferred Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,282,051 of Common Stock.

Common Stock

The amount of security authorized is 28,000,000 with a total of 7,936,106 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 4,083,605 of shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 1 share to be issued pursant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends

Subject to the provisions of the Articles of Incorporation, as amended, the Board of Directors shall have power to declare and pay dividends upon shares of stock of the Corporation, but only out of funds available for the payment of dividends as provided by law.

6% Subordinated Convertible Promissory Notes

The security will convert into Newly created class of stock and the terms of the 6% Subordinated Convertible Promissory Notes are outlined below:

Amount outstanding: $50,057.00

Maturity Date: June 30, 2022

Interest Rate: 6.0%

Discount Rate: 10.0%

Valuation Cap: None

Conversion Trigger: Qualified equity offering of $500,000

Material Rights

In the event that (a) the Company enters into an agreement pertaining to (i) a sale, lease, exclusive license or other disposition of all or substantially all of its assets or (ii) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the equity holders of the Company immediately prior to such consolidation, merger or reorganization own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization other than in connection with a Qualified Equity Offering (each such event being referred to herein as a "Corporate Transaction"), and (b) the Notes have not been paid in full or converted as provided above, then the Company shall pay to the Holder the outstanding principal balance of the Note plus any unpaid accrued interest.

Series A-1 Preferred Stock

The amount of security authorized is 8,748,926 with a total of 8,748,926 outstanding.

Voting Rights

There are two series of Preferred Stock. Series A Preferred Stock and Series A-1 Preferred Stock. Both series vote together with the holders of Common Stock on an as-converted to common stock basis. The Series A Preferred Stock is presently convertible into common stock at a rate of 1 share of Series A Preferred Stock for 1.5617 shares of common stock. The Series A-1 Preferred Stock is presently convertible into common stock at a rate of 1 share of Series A-1 Preferred Stock for 1 share of common stock. These conversion rates are subject to adjustment for stock splits, stock dividends, recapitalizations, and additional issuances of capital stock, options, warrants, or convertible securities at a price per share below the original issue price of each series of Preferred Stock.

Material Rights

5% cumulative dividends accruing annually on the original issue price of each series, senior to any dividends payable on the common stock.

1x liquidation preference (including any accrued cumulative dividends) senior to any distributions payable on the common stock. This liquidation preference is senior to the Series A preferred liquidation preference.

Convertible into common stock.

Veto voting rights over certain corporate actions.

Entitled to elect one (1) board seat.

Entitled to weighted average anti-dilution rights.

(See Exhibit F for further details on all rights mentioned above)

Series A Preferred Stock

The amount of security authorized is 5,411,738 with a total of 5,411,738 outstanding.

Voting Rights

There are two series of Preferred Stock. Series A Preferred Stock and Series A-1 Preferred Stock. Both series vote together with the holders of Common Stock on an as-converted to common stock basis. The Series A Preferred Stock is presently convertible into common stock at a rate of 1 share of Series A Preferred Stock for 1.5617 shares of common stock. The Series A-1 Preferred Stock is presently convertible into common stock at a rate of 1 share of Series A-1 Preferred Stock for 1 share of common stock. These conversion rates are subject to adjustment for stock splits, stock dividends, recapitalizations, and additional issuances of capital stock, options, warrants, or convertible securities at a price per share below the original issue price of each series of Preferred Stock.

Material Rights

5% cumulative dividends accruing annually on the original issue price of each series, senior to any dividends payable on the common stock.

1x liquidation preference (including any accrued cumulative dividends) senior to any distributions payable on the common stock, but not senior to the distributions payable to the Series A-1 Preferred Stock.

Convertible into common stock.

Veto voting rights over certain corporate actions.

Entitled to elect one (1) board seat. Entitled to weighted average anti-dilution rights.

(See Exhibit F for further details on all rights mentioned above)

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The Company recently issued Preferred Stock, which has preferential rights senior to the Company's Common Stock, at a valuation of $.1143 per share, which was substantially below the valuation provided for this current offering. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. In addition, in connection with participating in the offering, you are required to become a party to the Company's Third Amended and Restated Stockholders' Agreement dated June 30, 2018 (the "Stockholders' Agreement"). The Stockholders' Agreement further limits your ability to transfer any shares of Common Stock purchased in this Offering. Your investment could be illiquid for a long time You should be prepared to hold this investment indefinitely. You cannot freely transfer your shares of Common Stock purchased in this offering. There is no established market for these securities and there may never be one. The Company has no obligation to redeem your shares. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $889,999.89 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common stock, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the preferred stock investors, and the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Localvore, Inc. was formed on October 5th, 2011. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Localvore has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Localvore or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Localvore could harm our reputation and materially negatively impact our financial condition and business. Senior Preferred Stock The Company has two oustanding series of Preferred Stock. Series A Preferred Stock and Series A-1 Preferred Stock. In any liquidity event, the holders of this Preferred Stock would be entitled to a liquidation preference (including cumulative dividends) that are senior to the Common Stock, therefore it is possible that if the overall Company value in a liquidation event was not large enough, that the holders of the Company's Common Stock may not receive any amounts as a result of such liquidation event. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Vermont Everyone Eats Funding The Vermont Everyone Eats program running out of funding is a unique risk that would require federal and state government decisions to negatively impact our business. Right now, we are generating close to $40k a month from being the service provider to the program, so it's a custom risk investors should be aware of.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 24, 2023.

Localvore, Inc.

By /s/ *Daniel White*

Name: Localvore, Inc.

Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

Localvore Inc.
Balance Sheet
As of December 31, 2022

	Jan - Dec 2021	Jan - Dec 2022
ASSETS		
Current Assets		
Total Bank Accounts	262,960	644,361
Total Accounts Receivable	0	0
Total Other Current Assets	0	0
Total Current Assets	262,960	644,361
Total Fixed Assets	499,164	523,510
Total Other Assets	0	0
TOTAL ASSETS	762,124	1,167,871
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Total Accounts Payable	57,150	4,670
Other Current Liabilities		
11501 Officer Loan - DW	142	0
25000 Third Party Payouts	0	0
Total 27000 Accrued Interest	5,058	8,153
27140 Accrued Wages	7,931	0
Total 28100 Convertable Note Liability	45,000	45,000
28600 Unearned Revenue	6,182	4,150
EE Customer Deposit	299,151	632,555
Gift Certificates	1,485	1,605
Total Other Current Liabilities	364,948	691,462
Total Current Liabilities	422,098	696,132
Long-Term Liabilities		
Total 28185 The Flexible Capital Fund, L3C	737,961	736,246
EIDL Loan	23,000	22,882
Total Long-Term Liabilities	760,961	759,128
Total Liabilities	1,183,059	1,455,260
Equity		
30000 Common Stock Equity	4,045	4,045
30001 Preferred Stock Equity	9,349	9,349
32000 Retained Earnings Equity	-4,486,515	-4,521,549
33000 Regulation CF Common Stock		33,410
37100 Raising Equity Costs	-17,325	-17,325
Total 37200 Paid in Capital	4,074,546	4,074,546
Stock Options	30,000	30,000
Net Income	-35,034	100,135
Total Equity	-420,935	-287,390
TOTAL LIABILITIES AND EQUITY	762,124	1,167,871

Localvore Inc.
Profit and Loss
January 2021 - December 2022

	Jan - Dec 2021	Jan - Dec 2022
Total Income	5,170,637	6,462,362
Total Cost of Goods Sold	908	704
Gross Profit	5,169,729	6,461,658
Expenses		
Total 60100 Advertising & Marketing	10,162	14,922
Total 60200 General & Administrative	25,981	18,037
60242 Uncategorized Expense	0	
Total 60300 Professional Fees	30,195	25,471
Total 60400 Technology	112,287	63,677
Total 61610 Payroll Expenses	197,614	301,828
Total Program expenses	4,772,481	5,931,221
Total Expenses	5,148,720	6,355,156
Net Operating Income	21,009	106,502
Total Other Income	46,310	15,127
Total Other Expenses	102,353	21,495
Net Other Income	-56,044	-6,367
Net Income	-35,034	100,135

Localvore Inc.

Statement of Cash Flows

January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
OPERATING ACTIVITIES			
Net Income	-35,034.45	100,135.01	$65,100.56
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
11000 Accounts Receivable	0.00	0.00	$0.00
13750 Prepaid Insurance		0.00	$0.00
13751 Prepaid Expenses	0.00	0.00	$0.00
20000 Accounts Payable	13,020.00	-52,480.00	$ -39,460.00
11501 Officer Loan - DW		-141.69	$ -141.69
27140 Accrued Wages	5,108.91	-7,931.47	$ -2,822.56
27150 Accrued Interest:2020-A Conv Note Interest	2,914.89	3,095.14	$6,010.03
28200 Payroll Liabilities	0.00	0.00	$0.00
28500 Accrued Expenses		0.00	$0.00
28600 Unearned Revenue	-2,089.83	-2,031.79	$ -4,121.62
EE Customer Deposit	70,461.00	333,404.13	$403,865.13
Gift Certificates		120.00	$120.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**89,414.97**	**274,034.32**	**$363,449.29**
Net cash provided by operating activities	**$54,380.52**	**$374,169.33**	**$428,549.85**
INVESTING ACTIVITIES			
13600 Software Development Asset	-156,402.00	-24,346.00	$ -180,748.00
Net cash provided by investing activities	**$ -156,402.00**	**$ -24,346.00**	**$ -180,748.00**
FINANCING ACTIVITIES			
28186 The Flexible Capital Fund, L3C:Accrued Interest - The Flex Capital Fund	87,390.75	-1,714.94	$85,675.81
EIDL Loan	8,500.00	-118.00	$8,382.00
PPP Loan	0.00		$0.00
33000 Regulation CF Common Stock		33,410.12	$33,410.12
Stock Options	30,000.00		$30,000.00
Net cash provided by financing activities	**$125,890.75**	**$31,577.18**	**$157,467.93**
NET CASH INCREASE FOR PERIOD	**$23,869.27**	**$381,400.51**	**$405,269.78**

Localvore Inc.

Transaction Report

January - December 2022

DATE	TRANSACTION TYPE	NUM	ADJ	NAME	MEMO/DESCRIPTION	ACCOUNT	SPLIT	AMOUNT	BALANCE
Regulation CF Common Stock									
09/30/2022	Deposit		No	Start Engine Inc	FROM:CO NAME=BRYN MAWR TRUST ;CO.ID#=1031908485;ENTRY DESC=BMT ;INDIV NAME= 2;INDIV.ID#=3040010662 ; PAR=022273004228110; ACH LOCATION #0000000000;-Start Engine	33000 Regulation CF Common Stock	M&T 4539	33,410.12	33,410.12
Total for Regulation CF Common Stock								**$33,410.12**	
TOTAL								**$33,410.12**	

NOTE 1 – NATURE OF OPERATIONS

[Localvore, Inc.] was formed on [October 5th, 2011] ("Inception") in the State of [_VT__]. The financial statements of Localvore, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [Burlington, Vermont].

Localvore, Inc. connects consumers with local businesses and helps them with incentives and a socialized directory mobile app and platform that makes local food more affordable and accessible. During the past 2 years Localvore provided its platform and services to the Vermont Everyone Eats program and helped facilitate over 1 million meals to consumers in Vermont that may be experiencing food insecurity. The company also offers consumer and business memberships where consumer can get rewards and incentives and businesses can get promotion and measurable customer acquisition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of <mark>December 31, 2021 and 2022</mark>. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from <mark>The Vermont Everyone Eats Program</mark> <mark>for providing our platform and services and from consumer and business subscriptions.</mark> (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes N/A
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

N/A
ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and <mark>_VT_& MN_</mark> state jurisdiction. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

<mark>-Net PP&E $495,930</mark>

The concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

<mark>Terms for EIDL loans are 30 years, 3.75% interest. Looks like your monthly payments are only ~$71 for the EIDL with a current balance of $14,500 as of the February statement.</mark>

<mark>Convertible notes have a principal balance of $45,000 on the balance sheet (from 2020) as of the last reconciliation with an additional ~$9k in accrued interest which will be converted with the notes whenever those occur.</mark>

The Flexible Capital Fund has a principal balance of $400k with an additional ~$331k in accrued interest for a total balance due of ~$731k and is paid out at 4% of total gross revenue.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

N/A

NOTE 5 – STOCKHOLDERS' EQUITY

N/A

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016, through [May 22], [2023], the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Daniel White, the CEO (Principal Executive Officer) of Localvore, Inc., hereby certify that the financial statements of Localvore and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021, the amounts reported on our tax returns were total income of $5,170,637; taxable income of $25,181, and total tax of $0. Localvore has not yet filed its federal tax return for 2022

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of May 10, 2023

DocuSigned by:

Daniel White

C7C689194E184C7...

_____ (Signature)

_____CEO_____ (Title)

_____May 22, 2023_____ (Date)

CERTIFICATION

I, Daniel White, Principal Executive Officer of Localvore, Inc. , hereby certify that the financial statements of Localvore, Inc. included in this Report are true and complete in all material respects.

Daniel White

Founder & CEO